UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 5, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Novell, Inc.

File No. 000-13351- CF#26509

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Novell, Inc. submitted an application under Rule 24b-2 requesting a grant of confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on March 14, 2011.

Based on representations by Novell, Inc. that this information qualifies as personnel and medical files and similar files the disclosure of which would constitute a clearly unwarranted invasion of personal privacy, 5 U.S.C. 552(b)(6), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.4   through June 1, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Maryse Mills-Apenteng
Special Counsel